UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.1)*

dELiA*s, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

246911101
(CUSIP Number)

Fola Adamolekun Valinor Management, LLC c/o 510 Madison Avenue, 25th Floor New York, NY 10022 (212) 918-5242
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	246911101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Valinor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,808,929

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

24,808,929

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

24,808,929

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.9%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	246911101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Gallo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,808,929

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

24,808,929

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

24,808,929

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.9%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	246911101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Valinor Capital Partners Offshore Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,855,304

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

16,855,304

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

16,855,304

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	246911101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Valinor Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,953,625

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

7,953,625

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,953,625

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	246911101

Item 1.	Security and Issuer.

The name of the issuer is dELiA*S, INC., a Delaware corporation (the "Issuer").  The address of the Issuer's offices is 50 West 23rd Street, New York, New York 10010.  This Schedule 13D relates to the Issuer's Common Stock, $0.001 par value per share (the "Shares").

Item 2.	Identity and Background.

(a-c, f)
This Schedule 13D is being filed jointly by (i) Valinor Management, LLC, a Delaware limited liability company (“Valinor Management”), (ii) David Gallo, a United States citizen, (iii) Valinor Capital Partners Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (“Valinor Master”), and (iv) Valinor Capital Partners, L.P., a Delaware limited partnership (“Valinor Partners”) (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 510 Madison Avenue, 25th Floor, New York, NY 10022.

David Gallo is the managing member of Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles, including Valinor Master and Valinor Partners.

(d)	None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Valinor Management, the investment manager of a number of private investment vehicles, including Valinor Master and Valinor Partners, may be deemed to beneficially own the 24,808,929 Shares held by such entities.

David Gallo, through his position as the managing member of Valinor Management, is deemed to be the beneficial owner of the 24,808,929 Shares held by the private investment vehicles over which Valinor Management exercises investment discretion, including Valinor Master and Valinor Partners.

Valinor Master, a private investment fund structured as a Cayman exempted limited partnership for which Valinor Management serves as investment manager, may be deemed to beneficially own 16,855,304 Shares.

Valinor Partners, a private investment fund structured as a Delaware limited partnership for which Valinor Management serves as investment manager, may be deemed to beneficially own 7,953,625 Shares.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles over which the Reporting Persons exercise investment discretion.  The amount of funds expended to date by the Reporting Persons to acquire the 24,808,929 shares of Common Stock of which they are beneficial owners is $21,490,000.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

Pursuant to the Securities Purchase Agreement (as defined and further described in Item 6 and incorporated herein by reference), (i) Valinor Management nominated Seth Cohen to the Issuer’s Board of Directors and Mr. Cohen is now a Director of the Issuer, and (ii) Valinor Management continues to have the right to nominate another individual to the Issuer’s Board of Directors.  This additional nominee must not be an employee of Valinor Management or its affiliates and must be approved by the Chief Executive Officer of the Issuer. Valinor Management will continue to have the right to nominate two members of the Issuer’s Board of Directors for so long as it is permitted to do so under NASDAQ Rule 5640.  Valinor Management has also agreed to vote all eligible shares of Common Stock or Series B Preferred Stock it beneficially owns for the election of the director nominated by Flatbush Watermill LLC at the Issuer’s meeting at which such election will be considered.

The Reporting Persons evaluate their investment in the Shares on a continual basis.  The Reporting Persons have no other plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine best to do so.

Item 5.	Interest in Securities of the Issuer.

Valinor Management, LLC (“Valinor Management”)
(a-e)  As of the date hereof, Valinor Management may be deemed to be the beneficial owner of 24,808,929 Shares or 27.9% of the Shares of the Issuer, based upon the 70,790,376 Shares outstanding as of June 17, 2014, according to the Issuer's most recent Form 10-Q, as adjusted to reflect the total number of derivative securities that Valinor Management can convert or exercise.

Valinor Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 24,808,929 Shares to which this filing relates.

Valinor Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 24,808,929 Shares to which this filing relates.

Other than the transactions by the Reporting Persons pursuant to the Securities Purchase Agreement described in Item 4 and Item 6, Valinor Management has not, either for itself or on behalf of the private investment vehicles over which it has investment discretion, made any additional transactions in the Shares during the past 60 days.

Valinor Management, and/or Valinor Management on behalf of the private investment vehicles over which it has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

David Gallo
(a-e)  As of the date hereof, David Gallo may be deemed to be the beneficial owner of 24,808,929 Shares or 27.9% of the Shares of the Issuer, based upon the 70,790,376 Shares outstanding as of June 17, 2014, according to the Issuer's most recent Form 10-Q, as adjusted to reflect the total number of derivative securities that David Gallo can convert or exercise.

David Gallo has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 24,808,929 Shares to which this filing relates.

David Gallo has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 24,808,929 Shares to which this filing relates.

Other than the transactions by the Reporting Persons pursuant to the Securities Purchase Agreement described in Item 4 and Item 6, David Gallo has not, either for himself or, through Valinor Management, on behalf of the private investment vehicles over which David Gallo and Valinor Management have investment discretion, made any additional transactions in the Shares during the past 60 days.

David Gallo and/or David Gallo on behalf of the private investment vehicles over which he and/or he through Valinor Management has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Valinor Capital Partners Offshore Master Fund, L.P. (“Valinor Master”)
(a-e)  As of the date hereof, Valinor Master may be deemed to be the beneficial owner of 16,855,304 Shares or 20.2% of the Shares of the Issuer, based upon the 70,790,376 Shares outstanding as of June 17, 2014, according to the Issuer's most recent Form 10-Q, as adjusted to reflect the total number of derivative securities that Valinor Master can convert or exercise.

Valinor Master has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 16,855,304 Shares to which this filing relates.

Valinor Master has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 16,855,304 Shares to which this filing relates.

Other than the transactions by the Reporting Persons pursuant to the Securities Purchase Agreement described in Item 4 and Item 6, Valinor Master has not made any additional transactions in the Shares during the past 60 days.

Valinor Master may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Valinor Capital Partners, L.P. (“Valinor Partners”)
(a-e)  As of the date hereof, Valinor Partners may be deemed to be the beneficial owner of 7,953,625 Shares or 10.4% of the Shares of the Issuer, based upon the 70,790,376 Shares outstanding as of June 17, 2014, according to the Issuer's most recent Form 10-Q, as adjusted to reflect the total number of derivative securities that Valinor Partners can convert or exercise.

Valinor Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 7,953,625 Shares to which this filing relates.

Valinor Partners has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 7,953,625 Shares to which this filing relates.

Other than the transactions by the Reporting Persons pursuant to the Securities Purchase Agreement described in Item 4 and Item 6, Valinor Partners has not made any additional transactions in the Shares during the past 60 days.

Valinor Partners may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 18, 2014, Valinor Master and Valinor Partners entered into a private placement Securities Purchase Agreement with the Issuer (the “Securities Purchase Agreement”), relating to the sale to one or more of the Reporting Persons of 62,442 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share convertible into Common Stock at a rate of 125-to-1 and 8,345,800 of the Issuer’s Secured Convertible Notes, which notes, subject to receipt of approval of the Issuer’s shareholders, were automatically convertible into shares of Series B Preferred Stock at a conversion price of $100 per share.

On June 17, 2014, the Issuer obtained stockholder approval (“Stockholder Approval”) of an amendment to its Certificate of Incorporation to increase the number of authorized shares of Common Stock in accordance with the terms of the Securities Purchase Agreement. Pursuant to the terms of the Secured Convertible Note, the principal amount of the Valinor Master and Valinor Partner’s Secured Convertible Note automatically converted into 83,458 shares of Series B Preferred Stock upon receipt of such Stockholder Approval.

The Securities Purchase Agreement was included as Exhibit No. 10.1 to the Issuer’s Form 8-K filed on February 18, 2014 and is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B.  Securities Purchase Agreement, dated February 18, 2014, by and between the Issuer and each investor identified on the signature pages thereto (included as Exhibit No. 10.1 to the Issuer’s Form 8-K filed on February 18, 2014 and incorporated by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2014
(Date)

Valinor Management, LLC By: /s/ David Gallo
Name: David Gallo
Title: Managing Member

/s/ David Gallo
David Gallo

Valinor Capital Partners Offshore Master Fund, L.P. By: Valinor Associates, LLC, its general partner By: /s/ David Gallo
Name: David Gallo
Title: Managing Member
Valinor Capital Partners, L.P. By: Valinor Associates, LLC, its general partner By: /s/ David Gallo
Name: David Gallo
Title: Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D/A dated June 19, 2014 relating to the Common Stock, $0.001 par value per share of dELiA*s, INC. shall be filed on behalf of the undersigned.

Valinor Management, LLC By: /s/ David Gallo
Name: David Gallo
Title: Managing Member

/s/ David Gallo
David Gallo

Valinor Capital Partners Offshore Master Fund, L.P. By: Valinor Associates, LLC, its general partner By: /s/ David Gallo
Name: David Gallo
Title: Managing Member
Valinor Capital Partners, L.P. By: Valinor Associates, LLC, its general partner By: /s/ David Gallo
Name: David Gallo
Title: Managing Member

June 19, 2014

SK 25938 0001 1486075